Exhibit 1.1

Strictly Confidential

August 31, 2007

Antigenics Inc.

162 Fifth Avenue

Suite 900

New York, NY 10010

Ladies and Gentlemen:

Antigenics Inc., a Delaware corporation (the “Company”), proposes to issue and sell to Fletcher Asset Management (“Investor”), up to a maximum aggregate number of shares equal to $15,000,000 (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”) and the Company’s Series B-1 Convertible Preferred Stock (the “B-1 Preferred Stock”) and Series B-2 Convertible Preferred Stock (the “B-2 Preferred Stock”). This letter agreement confirms our understanding that the Company desires to engage Wm Smith Securities, Incorporated. as its exclusive placement agent (the “Placement Agent”) in connection with such issuance and sale of the Shares (the “Transaction”).

The Company hereby confirms as follows its agreements with the Placement Agent.

1.	Agreement to Act as Placement Agent. Subject to all the terms and conditions of this Agreement, the Placement Agent agrees to act as the Company’s exclusive placement Agent in connection with the issuance and sale, on a best efforts basis, of the Shares to the Investor. The Placement Agent shall assist the Company in obtaining performance by the Investor, but the Placement Agent shall not, except as otherwise provided in this Agreement, have any liability to the Company in the event any such purchase is not consummated for any reason. The Company shall pay to the Placement Agent an aggregate amount equal to 4.0% of the proceeds received by the Company from the sale of the Shares (the “Fee”). The Fee shall be paid to the Placement Agent at the time of Closing (as hereinafter defined) for the initial sale of $5,000,000 of Common Stock to be sold concurrently with the execution of this agreement and upon any conversion of the B-1 Preferred Stock to Common Stock. This Agreement shall not give rise to a commitment by the Placement Agent or any of its affiliates to underwrite or purchase any of the Shares or otherwise provide any financing. Notwithstanding the foregoing, it is understood and agreed that the Placement Agent or any of its affiliates may, solely at their discretion and without any obligation to do so, purchase Shares as principals. The Placement Agent, without the prior consent of the Company, may appoint any co-Agent or sub-Agent in connection with the issuance and sale of the Shares and may allocate any portion of such fee to such co-Agent or sub-Agent.

2.

Delivery and Payment. The payment of the purchase price for, and delivery of the Shares shall be made at one or more closings (each a “Closing” and the date on which the Closing occurs, the “Closing Date”) at the offices of Ropes & Gray, counsel for the Company, One International Place, Boston, Massachusetts. The Investor, pursuant to the terms of the definitive documentation, shall wire an amount equal to the price per share agreed upon in the definitive documentation for all of the Shares offered hereby to an account designated by the Company, and the Company shall deliver the Shares to the Investor, which delivery may be made through the facilities of The Depository Trust Company. The first such Closing shall take place at such time and date as the Investor, the Placement Agent and the Company determine. All actions taken at the Closing shall be deemed to have occurred simultaneously.

3.	Term of Engagement. The term of our engagement hereunder shall be for a period commencing on the date hereof and expiring on the earlier of twelve (12) months from the date hereof or the final closing of a Transaction (the “Term”). Notwithstanding any termination or expiration of this Agreement, the provisions of Exhibit A shall survive such termination or expiration.

4.	Reimbursement of Expenses. In addition to the Fee, the Company agrees to reimburse promptly Placement Agent, upon request from time to time, for all reasonable, out-of-pocket expenses incurred by Placement Agent (including travel, databases, fees and disbursements of counsel, and of other consultants and advisors retained by Placement Agent, etc.) in connection with the matters contemplated under this Agreement. Further, the Company shall advance any retainers required by Placement Agent’s counsel or other professionals. The Company shall have the right to approve or disapprove, prior to their incurrence, expenses in increments of $5,000.

We look forward to formalizing our business relationship. If the foregoing and the attached Exhibit A (which is incorporated herein by reference and an integral part of this Agreement) correctly set forth our agreement, please execute the enclosed copy of this letter in the space provided and return it to us.

Very truly yours, Wm Smith Securities, Inc.

By:	/s/ William S. Smith
Name: Title:	William S. Smith President

Confirmed and agreed to this 31st day of August, 2007

ANTIGENICS INC.

By:	/s/ Garo H. Armen
Name: Title:	Garo H. Armen Chief Executive Officer

EXHIBIT A

(A)	Investor. The Company will do its own diligence of the Investor prior to signing any purchase agreements with them, and will not rely on anything other than its own due diligence when entering into such agreements. The Company shall in any event have sole and final authority to approve the timing, price, investors and other terms of the Transaction and may at any time elect not to proceed with the Transaction.

(B)	Representations of the Company. The Company hereby represents and warrants that any and all information supplied hereunder to Placement Agent in connection with any and all services to be performed hereunder by Placement Agent for and on behalf of the Company shall be, to the Company’s knowledge, true and correct as of the date of such dissemination and shall not fail to state a material fact necessary to make any of such information not misleading. The Company hereby acknowledges that the ability of Placement Agent to adequately provide services as described herein is dependent upon the prompt dissemination of accurate, correct and reasonably complete information to Placement Agent. The Company further represents and warrants hereunder that this Agreement has been duly and validly authorized by all requisite corporate action; that the Company has the full right, power and capacity to execute, deliver and perform its obligations hereunder; and that this Agreement, upon execution and delivery of the same by the Company, will represent the valid and binding obligation of the Company enforceable in accordance with its terms. The representations and warranties set forth herein shall survive the termination of this Agreement.

(C)	Indemnification. The Company hereby agrees to indemnify and hold Placement Agent, its officers, directors, principals, employees, affiliates, and members, and their successors and assigns (each a “Placement Agent Indemnitee”), harmless from and against any and all loss, claim, damage, liability, deficiencies, actions, suits, proceedings, costs and legal expenses (collectively the “Losses” and each a “Loss”) or expense whatsoever (including, but not limited to, reasonable legal fees and other expenses and reasonable disbursements incurred in connection with investigating, preparing to defend or defending any action, suit or proceeding, including any inquiry or investigation, commenced or threatened, or any claim whatsoever, or in appearing or preparing for appearance as witness in any proceeding, including any pretrial proceeding such as a deposition) arising out of or based upon Placement Agent’s engagement hereunder or any activities or services performed hereunder by Placement Agent, unless such Losses were the result of the intentional misconduct or gross negligence or illegal acts of any Placement Agent Indemnitee.

If Placement Agent becomes aware of any Loss with respect to which the Company is or may be obligated to provide indemnification pursuant to this Paragraph, Placement Agent shall promptly give the Company written notice thereof (a “Claim Notice”). Failure to promptly give such Claim Notice shall not constitute a waiver by Placement Agent of its right to indemnity hereunder with respect to such Loss, unless such failure prejudices the Company’s ability to defend such Loss. Upon receipt by the Company of a Claim Notice from Placement Agent with respect to any claim for indemnification which is based upon a claim made by a third party (“Third Party Claim”), the Company may assume the defense of the Third Party Claim with counsel of its own choosing, as described below. Placement Agent shall cooperate in the defense of the Third Party Claim and shall furnish such records, information and testimony and attend all such conferences, discovery proceedings, hearings, trial and appeals as may be reasonably required in connection therewith. Placement Agent shall have the right to employ its own counsel in any such action at its own cost and expense. The Company shall not satisfy or settle any Third Party Claim for which indemnification has been sought and is available hereunder, without the prior written consent of Placement Agent, if such settlement would admit fault of Placement Agent or have a material adverse effect on Placement Agent, which consent shall not be delayed and which shall not be required if Placement Agent is granted a release in connection therewith. The indemnification provisions hereunder shall survive the termination of the attached Agreement.

The Company further agrees, upon demand by Placement Agent, to promptly reimburse Placement Agent for, or pay, any loss, claim, damage, liability or expense as to which Placement Agent has been indemnified herein with such reimbursement to be made currently as any loss, damage, liability or expense is incurred by Placement Agent. Notwithstanding the provisions of the aforementioned Indemnification, any such reimbursement or payment by the Company of fees, expenses, or disbursements incurred by Placement Agent shall be repaid by Placement Agent in the event of any proceeding in which a final judgment (after all appeals or the expiration of time to appeal) is entered against Placement Agent based upon any Placement Agent Indemnitee’s gross negligence or intentional misconduct or illegal acts, and provided further, that the Company shall not be required to make reimbursement or payment for any settlement effected without the Company’s prior written consent (which consent shall not be unreasonably withheld).

(D)	Confidentiality. Placement Agent agrees that all non-public information pertaining to the prior, current or contemplated business of the Company or its affiliates is valuable and confidential assets of the Company. Such information shall include, without limitation, information relating to preclinical and clinical trials, data and results, study designs, market and/or partnering opportunities, intellectual property, patents, trademarks, trade secrets, financing techniques and sources and such financial statements of the Company as are not available to the public. Placement Agent, its officers, directors, employees, agents and members shall: (a) maintain any confidential or proprietary information provided to it directly or indirectly by the Company (“Confidential Information”) in confidence and take all reasonable precautions to prevent the inadvertent exposure of Confidential Information to unauthorized persons, (b) not disclose the Confidential Information (including that contained in any materials used to market the PIRC transaction) to any other party (other than employees who need to know such information in connection with the engagement) without prior permission of the Company and then only with commitment from such party to maintain the confidentiality of the Confidential Information and use it only for the purpose of this engagement, or as the Company may otherwise authorize in writing. Such confidentiality does not apply (i) where such information is publicly available or later becomes publicly available other than through a breach of the Agreement, or (ii) where such information is subsequently lawfully obtained by Placement Agent from a third party or parties, or (iii) if such information is known to Placement Agent prior to the execution of the Agreement, or (iv) as may be required by law, rule, regulation, or court order, provided that, to the extent reasonable possible, Placement Agent gives Company prior written notice of its intent to disclose and limits its disclosure to what is required by such law, rule, regulation, or court order .

(E)	Independent Contractor. It is expressly understood and agreed that Placement Agent shall, at all times, act as an independent contractor with respect to the Company and not as an employee or agent of the Company, and nothing contained in the attached Agreement shall be construed to create a joint venture, partnership, association or other affiliation, or like relationship, between the parties. It is specifically agreed that the relationship is and shall remain that of independent parties to a contractual relationship and that Placement Agent shall have no right to bind the Company in any manner. In no event shall either party be liable for the debts or obligations of the other except as otherwise specifically provided in the attached Agreement

(F)	Amendment. No modification, waiver, amendment, discharge or change of this Agreement shall be valid unless the same is evidenced by a written instrument, executed by the party against which such modification, waiver, amendment, discharge, or change is sought.

(G)	Notices. All notices, demands or other communications given hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or transmitted by facsimile transmission or on the third calendar day after being mailed by United States registered or certified mail, return receipt requested, postage prepaid, to the addresses herein above first mentioned or to such other address as any party hereto shall designate to the other for such purpose in the manner hereinafter set forth.

(H)	Entire Agreement. This Agreement contains all of the understandings and agreements of the parties with respect to the subject matter discussed herein. All prior agreements, whether written or oral, are merged herein and shall be of no force or effect.

(I)

Severability. The invalidity, illegality or unenforceability of any provision or provisions of this Agreement will not affect any other provision of this Agreement, which will remain in full force and effect, nor will the invalidity, illegality or unenforceability of a portion of any provision of this Agreement affect the balance of such provision. In the event that any one or more of the provisions contained in this Agreement or any portion thereof shall for any reason be held to be invalid, illegal or unenforceable in any respect, this Agreement shall be reformed, construed and enforced as if such invalid, illegal or unenforceable provision had never been contained herein.

(J)	Construction. This agreement shall be governed by and construed in accordance with the laws of the State of New York.

(K)	Binding Nature. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties, and their respective successors and assigns.

(L)	Counterparts. This Agreement may be executed in any number of counterparts, including facsimile signatures, which shall be deemed as original signatures. All executed counterparts shall constitute one Agreement, notwithstanding that all signatories are not signatories to the original or the same counterpart.

(M)	Attorneys’ Fees and Court Costs. If any party to this Agreement brings an action, directly or indirectly based upon this Agreement or the matters contemplated hereby against the other party, the prevailing party shall be entitled to recover, in addition to any other appropriate amounts, its reasonable costs and expenses in connection with such proceeding, including, but not limited to, reasonable attorneys’ fees and court costs.

(N)	Legal Services. While certain principals of Placement Agent are attorneys, Placement Agent is not, in any manner, providing legal services or legal advice to the Company.

(O)	Marketing. Placement Agent shall have the ability to publicize (i.e., use of the Company logo in its marketing materials) its role in providing the Company with the services noted herein.